

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via E-mail
Vaughn R. Groves
Executive Vice President, General Counsel,
and Secretary
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, VA 24212

> **Re: Alpha Natural Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 12, 2011**
> **File No. 333-172888**

Dear Mr. Groves:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 65

Background of the Merger, page 65

1. We note your response to comment 14 in our letter dated April 8, 2011. However, the comment was not intended to apply only to those contents of your presentation cited ("including") in the comment. Expand your discussion to briefly summarize Perella Weinberg's presentations regarding items (i), (ii) and (iii).

<u>Massey Unaudited Prospective Financial Information, page 110</u>

<u>Alpha Unaudited Prospective Financial Information, page 112</u>

2.   Indicate the primary assumptions underlying the information in the tables.

<u>Note 3 - Pro Forma Adjustments, page 178</u>

3.   We note your response to prior comment 27 indicating that you wrote off Massey's previously acquired coal supply agreements and intangible assets with the intention of reassessing the fair values of these assets using current market data and cash flow estimates following the completion of the merger. We understand that you also eliminated $46.1 million in 2010 amortization expenses related to these assets, which reduced your total pro forma loss from operations by approximately 46%, as a pro forma adjustment as described in your footnote (i) on page 179. We do not see how your pro forma adjustments assigning zero value to coal supply agreements and intangible assets and eliminating historical amortization expense pertaining to these assets are factually supportable. Unless you are able to establish proper rationale in accordance with Rule 11-02(b)(6) of Regulation S-X, you would need to refrain from adjusting these historical accounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Matthew P. Salerno, Esq.